FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 07, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
07 October 2011

RBS Response to Moody's action

The Royal Bank of Scotland Group plc ("RBS"/"the Group") notes the decision by Moody's Investor Service ("Moody's") to downgrade the credit rating of 12 UK banks due to the withdrawal of implied Government support from the banking sector. While RBS is among the banks to be downgraded Moody's has affirmed the Group's standalone rating and confirmed that the action does not reflect any deterioration in the financial strength of the UK banking system.

RBS has made significant progress in strengthening its credit profile since 2008. As at June 30 2011, we have improved the Group's loan to deposit ratio from 154% to 114%, liquidity reserves of £155 bn exceeded short-term wholesale funding of £148 bn, Non-Core assets reduced by 57% from £258 bn to £113 bn and the Core Tier 1 capital ratio was a robust 11.1%. This progress has been recognised by both Standard & Poor's and Fitch Rating Services, who have both upgraded RBS's standalone rating by two notches in the past 18 months.

We are disappointed that Moody's have not acknowledged the progress we have made in strengthening the bank's credit profile. We do, however, see the removal of implicit Government support for the UK banking sector as being a necessary and important step forward as the sector returns to standalone strength.

RBS has already completed its wholesale funding requirements for 2011 and continues to make excellent progress in strengthening key balance sheet measures in the second half to date.

Notes:

●	The Royal Bank of Scotland plc has been downgraded from Aa3 to A2

●	The Royal Bank of Scotland Group plc has been downgraded from A1 to A3

For further information contact:

●	RBS Group Media Relations
Michael Strachan, Group Media Centre
+44 (0)131 523 4205

●	RBS Group Investor Relations
Emete Hassan, Head of Debt Investor Relations
+44 (0)207 672 1758

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 October 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary